UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-50476

Webzen Inc.
(Exact name of registrant as specified in its charter)

14th Floor, Daerung Post Tower 2nd 182-13 Guro-Dong Guro Gu Seoul, Korea 152-790 Tel: +82 2 3498 1600
 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

American Depositary Receipts evidencing American Depositary Shares, each representing three-tenths of one common share of par value ￦500 each
(Title of each class of securities covered by this Form)

Please place an X in the box(es) to indicated the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a)	☒	Rule 12h-6(d)	☐
(for equity securities)		(for successor registrants)
Rule 12h-6(c)	☐	Rule 12h-6(i)	☐
(for debt securities)		(for prior Form 15 filers)

In this Form 15F, the term the “Company” refers to Webzen Inc., alone or together with its subsidiaries, as the context so indicates.

In this Form 15F, the term “Shares” refers to common shares of par value ￦500 per share of the Company, and the term “ADSs” refers to American depositary shares, each representing three-tenths of a common share and evidenced by American depositary receipts (“ADRs”). JPMorgan Chase Bank, N.A. is the Company’s depositary (the “Depositary”) issuing ADRs evidencing ADSs.

In this Form 15F, the term “SEC” or “Commission” refers to the Securities and Exchange Commission.

Part I

Item 1.  Exchange Act Reporting History

A. The Company first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on December 16, 2003 when it completed its initial public offering pursuant to our registration statement on Form F-1.

B. The Company has filed or submitted all reports required under Exchange Act section 13(a) or section 15(d) and corresponding Commission rules for the 12 months preceding the filing of this form.  The Company has filed at least one annual report under section 13(a) on Form 20-F for the 12 months preceding the filing of this form.

Item 2.  Recent United States Market Activity

The Company’s ADSs, each representing three tenths of a common share of the Company, were last sold in the United States in a registered offering under the Securities Act of 1933, as amended (the “Securities Act”) on December 16, 2003 when it completed its initial public offering, and the Company has not sold securities in the United States in any registered offering under the Securities Act in the 12 months preceding the filing of this form.

The Company does not have equity securities, or any other securities, registered on a shelf or other Securities Act registration statement under which securities remain unsold.

Item 3.  Foreign Listing and Primary Trading Market

A. The primary trading market for the Company’s common shares is the Korea Exchange Inc. KOSDAQ Market (“KOSDAQ”) in Seoul, Korea.

B. The common shares of the Company were initially listed on KOSDAQ on May 23, 2003.  The Company has maintained a listing of the common shares on KOSDAQ since that time.

C. The percentage of trading in the Company’s common shares that occurred on KOSDAQ as of a recent 12-month period from June 11, 2009 to June 10, 2010 (the “Recent 12-Month Period”) was 98.1%.

Item 4.  Comparative Trading Volume Data

A.           The first and last days of the Recent 12−Month Period used to meet the requirements of Rule 12h−6(a)(4)(i) are June 11, 2009 and June 10, 2010, respectively.

B.           The average daily trading volume (“ADTV”) of the Company’s ADSs in the United States during the Recent 12-Month Period was 12,686.1 ADSs, which represents 3,805.8 Shares.  The ADTV of the Company’s common shares on a worldwide basis during the Recent 12-Month Period was 203,294.2 Shares.

C.           During the Recent 12-Month Period, the ADTV of the Company’s ADSs in the United States was 1.9% of the ADTV of the Company’s common shares on a worldwide basis for the same period.

D.           The Company delisted its ADSs from NASDAQ effective July 8, 2010. As of July 7, 2010, the ADTV of the ADSs in the United States as a percentage of the ADTV for the common shares on a worldwide basis for the 12−month period preceding that date was 2.1%.

E.           The Company has not terminated a sponsored American depositary receipt facility regarding its ADSs.  The Company has announced that it intends to maintain a Level 1 sponsored American depositary receipt facility for its ADSs.

F.           The Company, to determine whether it met the requirements of Rule 12h-6, relied in good faith on the information provided by Bloomberg for the on-exchange and off-exchange trading volume in the United States and Korea.

Item 5.  Alternative Record Holder Information

Not applicable.

Item 6.  Debt Securities

Not applicable.

Item 7.  Notice Requirement

A.           The Company published a notice, as required by Rule 12h-6(h) under the Exchange Act, disclosing its intent to terminate its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both, on June 18, 2010.

B.           The Company disseminated this notice in the United States by submitting a copy of the notice under cover of a Form 6-K on June 18, 2010. Such notice was also posted on the Company’s website (company.webzen.com).

Item 8.  Prior Form 15 Filers

Not applicable.

Part II

Item 9.  Rule 12g3-2(b) Exemption

The Company intends to publish information required under Rule 12g3-2(b)(1)(iii) on the Company’s internet website at company.webzen.com.

Part III

Item 10.  Exhibits

Not applicable.

Item 11.  Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of the filing of the Form 15F:

1.
The average trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

2.	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

3.	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Pursuant to the requirements of the Securities Exchange Act of 1934, Webzen Inc. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F.  In so doing, Webzen Inc. certifies that, as represented on this Form, it has complied with all the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

WEBZEN INC.

By:	/s/ Chang Keun Kim
	Name:	Chang Keun Kim
	Title:	Chief Executive Officer

Date:  July 8, 2010